

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2012

Via E-mail
Josee Guibord
Director of Corporate Legal Services
Brookfield Renewable Energy Partners L.P.
73 Front Street
Fifth Floor
Hamilton HM 12, Bermuda

> **Re: Brookfield Renewable Energy Partners L.P.**
> **Amendment No. 1 to Registration Statement on Form 20-F**
> **Filed June 28, 2012**
> **File No. 001-35530**

Dear Ms. Guibord:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

3.D Risk Factors, page 16

Risks Related to Brookfield Renewable, page 16

Brookfield Renewable is not, and does not intend to become, regulated …, page 16

1.   Please provide further information necessary to conduct an analysis under rule 3a-1 under the Investment Company Act of 1940 for Brookfield Renewable Energy, including, but not limited to, each of its subsidiaries. In particular, please explain which subsidiaries are wholly-owned, majority-owned or otherwise, and the value you assign to each. In addition, please provide an analysis of how each majority-owned subsidiary and primarily controlled company is not itself an investment company.

Item 5. Operating and Financial Review and Prospects, page 62

5.A. Operating Results, page 62

2.   We reviewed your response to prior comment 15 and the related revisions to your
        disclosure. We continue to believe the way in which you have arranged your disclosures
        attaches undue prominence to the non-GAAP and pro-forma non-GAAP information. In
        this regard, we note there is a lengthy discussion of pro forma non-GAAP results
        provided first, followed by a discussion of your liquidity and capitalization, followed next
        by a discussion of historical consolidated non-GAAP results, only then to be followed
        with a very brief discussion of the consolidated financial statements presented in
        accordance with IFRS. While we understand your belief that the non-GAAP and pro
        forma non-GAAP measures provide useful information to investors, we do not believe
        this obviates the requirement in Item 10(e)(1)(i)(A) of Regulation S-K that you present
        and discuss with equal or greater prominence your consolidated results of operations as
        presented in accordance with IFRS. Please revise your disclosures throughout Item 5
        accordingly.

Adjusted EBITDA and FFO on a Pro Forma Basis, page 64

3.   We reviewed your response to prior comment 20 and believe that the information
        provided in your correspondence regarding how the amount of revenues in the LTA
        scenario is computed/derived and why the LTA or normalized generation scenario
        impacts revenues but has no impact on direct operating or other costs would be useful
        information that should be disclosed in your filing. Please revise your disclosures.

Reconciliation of Consolidated Results, page 77

4.   We reviewed your response to prior comment 16 and are unable to locate a reconciliation
        of Adjusted EBITDA to net income on a historical consolidated basis for each period
        presented. Please advise or otherwise revise to include the reconciliations.

5.D Trend Information, page 106

5.   We note your response to prior comment 25 in which you state that you have discussed
        relevant trend information in a number of different subsections within Item 5.A of your
        registration statement. Since Item 5.A of your disclosure covers more than 40 pages of
        your registration statement, please revise to state in one location within Item 5 the most
        significant factors affecting your results, such as actual generation levels as compared to
        expected LTA, your long-term view regarding electricity prices and your expectation that
        the demand for electricity from renewable sources will rise. We would not object if, in
        the alternative, you revised your disclosure under Item 5.D to specifically reference the
        subparts of Item 5.A where investors can locate the required disclosure.

Item 19. Exhibits, page 185

6.   We note your response to prior comment 40 in which you stated that the Energy Revenue
        Agreement represented close to 10% of your revenues. Please file this agreement as an
        exhibit to your registration statement.

Consolidated Financial Statements, page F-5

Consolidated Statements of (Loss) Income, page F-6

7.   We reviewed your response to prior comment 41 and are not persuaded by your argument
        that the presentation of funds from operations prior to non-controlling interests (FFO) on
        the face of the statements of (loss) income is in compliance with the guidance in
        paragraphs 85 and 86 of IAS 1, IAS1.BC56, or the IFRS Conceptual Framework for
        financial reporting. While we understand the measure FFO may be used by you and/or
        analysts/investors to monitor cash flows and operating performance, and do not object to
        disclosure of FFO outside of the financial statements, we continue to believe you should
        remove this subtotal from the statements of (loss) income. In this regard, we do not
        believe it is appropriate to present on the face of the statements of (loss) income profit
        measures which exclude charges that are integral to your operations on the grounds that
        they do not involve cash flows. Please make conforming revisions to the pro forma
        statements of (loss) income starting on page F-75.

Notes to Consolidated Financial Statements, page F-10

Note 2. Significant Accounting Policies, page F-10

(o) Critical Judgments in Applying Accounting Policies, page F-17

(iv) Consolidation of Brookfield Renewable Power Fund, page F-18

8.   We reviewed your response to prior comment 42 and ask that you please provide us
        additional information in support of your assertion that you had control of the Fund via
        agreements which gave you the power to govern the financial and operating polices of the
        Fund. In doing so, please list the most significant financial and operating policies of the
        Fund. For each policy, indicate whether you had the power to govern the policy and the
        source of such power (e.g., the GLPT Management Agreement). Tell us whether there
        were any factors that might indicate you did not have control under IAS 27 that had to be
        overcome. Please also tell us the voting rights of the fund units that were not held by
        you, and how these voting rights were considered in determining you had control under
        IAS 27.

Unaudited Pro Forma Condensed Combined Statements of (Loss) Income…, page F-75

9.   We note your response to prior comment 46 explaining why you believe that a pro forma statement of (loss) income for the year ended December 31, 2010 is appropriate. Notwithstanding that position, Article 11-02(c)(2)(i) specifically prohibits a pro forma condensed statements of income for a period earlier than the most recent fiscal year end. As such, please revise your filing accordingly. Please note that we will not object if you choose to supplement the discussion of your historical results within the Operating and Financial Review and Prospects section with a discussion based on S-X Article 11 pro forma information provided that the supplemental discussion is not presented with greater prominence than the discussion of the historical financial information.

        You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

                                        Sincerely,

                                        /s/ Catherine T. Brown for

                                        Mara L. Ransom
                                        Assistant Director

cc: Christopher A. Roehrig
        Torys LLP